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SEC FILE NUMBER
8-67284

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Private Placement Insurance Products, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2754 Brandt Drive South, Suite 200
(No. and Street)

Fargo	ND	58104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen A Steighner	(303) 795-0400	ksteighner@compliance
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

Sept 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Turner Fixen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Private Placement Insurance Products, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAVON JOHNSON
Notary Public
State of North Dakota
My Commission Expires Dec 28, 2026

Signature: [signature]

Title:
Compliance Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Form SIPC-3

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRIVATE PLACEMENT INSURANCE PRODUCTS, LLC

Exemption Report

Private Placement Insurance Products, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

We, as members of the management of (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting firm, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2023. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to the placement of and due diligence for Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) plans.

The Company has maintained compliance with the above throughout the year ended December 31, 2023, without exception.

Private Placement Insurance Products, LLC

I, Turner Fixen, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Turner Fixen
Compliance Director
February 21, 2024

Private Placement Insurance Products, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2023

Table of Contents

ANNUAL REPORTS FORM X-17A-5 PART III 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 5

STATEMENT OF FINANCIAL CONDITION 6

STATEMENT OF INCOME 7

STATEMENT OF CHANGES IN MEMBER'S EQUITY 8

STATEMENT OF CASH FLOWS 9

NOTES TO FINANCIAL STATEMENTS 10

SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS 14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 17

EXEMPTION REPORT 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC 19

FORM SIPC-3 20

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Private Placement Insurance Products, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Private Placement Insurance Products, LLC as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Private Placement Insurance Products, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Private Placement Insurance Products, LLC's management. My responsibility is to express an opinion on Private Placement Insurance Products, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Private Placement Insurance Products, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Private Placement Insurance Products, LLC's financial statements. The Supplemental Information is the responsibility of the Private Placement Insurance Products, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Private Placement Insurance Products, LLC's auditor since 2017.
Tarzana, California
February 21, 2024

Private Placement Insurance Products, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

Assets		
Cash	$	80,320
Commissions receivable	$	40,082
Due from related party	$	86,641
Pepaid Items	$	5,784
CRD Deposit	$	557
Total Assets		**213,384**

Liabilities and Member's Equity

Liabilities		
Commissions payable	$	28,757
Accounts Payable & Accrued Liabilities		15,645
Due to related party		51,941
Total liabilities		**96,343**

Member's Equity

Member's equity		117,041
Total Member's Equity		**117,041**
Total Liabilities and Member's Equity	**$**	**213,384**

The accompanying notes are an integral part of these financial statements.

Private Placement Insurance Products, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2023

Revenues		
Revenues from the Sale of Insurance Based Products	$	982,453
Total revenues		982,453
Expenses		
Employee compensation and benefits		154,376
Commission		577,638
Professional fees		45,787
Insurance expense		45,561
Occupancy expense		27,097
Other operating expenses		62,705
Total expenses		913,163
Net income (loss) before income tax provision		69,290
Income Tax Provision		3,300
Net income (loss)	$	65,990

The accompanying notes are an integral part of these financial statements.

Private Placement Insurance Products, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2023

	Member's Equity
Balance at December 31, 2022	$ 91,051
Member's contributions	$ 30,000
Member's distributions	(70,000)
Net income (loss)	65,990
Balance at December 31, 2023	$ 117,041

The accompanying notes are an integral part of these financial statements

Private Placement Insurance Products, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

Cash flow from operating activities:		
Net income (loss)		$ 65,990
Adjustments to reconcile net income (loss) to net		
cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ (869)	
Due from related party		
Commissions receivable	(26,015)	
Other Assets	81	
Increase (decrease) in liabilities:		
Commissions payable*	3,337	
Due to related party**	(535)	
Accounts Payable	12,100	
Total adjustments		(11,901)
Net cash provided by (used in) operating activities		54,089
Net cash provided by (used in) in investing activities -		
Cash flow from financing activities:		
Member contributions	30,000	
Member distributions	(70,000)	
		(40,000)
Net cash provided by (used in) financing activities		
		14,088
Net increase (decrease) in cash		66,232
Cash at beginning of year		**$ 80,320**
Cash at end of year		

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	-	
Income taxes	800	

The accompanying notes are an integral part of these financial statements

Private Placement Insurance Products, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Private Placement Insurance Products, LLC (the "Company"), was originally organized in the State of Delaware on March 14, 2005, and was approved to conduct business in California on February 22, 2006 and in North Dakota on August 23, 2011. The Company is a single member limited liability company operating as a registered broker/dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is authorized to sell variable life insurance or annuities, and private placement of variable life insurance or annuities on a best-efforts basis. The Company assists in the placement of and due diligence for Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) plans.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Rent expense for the year ended December 31, 2023, was $27,097 included in occupancy expense. The amount of rent is determined annually by the expense sharing agreement.

All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 21, 2024, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments.

Revenue from the sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to audit by the taxing agencies for the years of 2020, 2021, and 2022.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2023, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	$2,500
Total income tax provision	$3,300

Note 3: RELATED PARTY TRANSACTIONS

The sole member in the Company is also a member in a related entity – MB Schoen & Associates, Inc. (MBSA). The Company has an expense sharing agreement with the related entity. As outlined in the agreement, rent, salaries, and other operating expenses will be shared. For the year ending December 31, 2023, $243,619 of operating costs were allocated from the related entity to the Company. At December 31, 2023, $86,641 was due from MBSA. In addition, $51,941 was due to MBSA as of December 31, 2023.

For the year ended December 31, 2023, 58% of the Company's revenue passed through the related entity. This revenue represents trail commissions earned by the sole member, but earmarked for the Company to fund its operations. In addition, $155,159 in commissions expense was redirected commissions paid to MBSA.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

The company is not subjected to this requirement inasmuch as it has an expense sharing agreement with its Affiliate.

Note 4: CONCENTRATION OF CREDIT RISKS

For the year ended December 31, 2023, 88.54% of the commissions were earned from three clients.

Note 5: NET CAPITAL REQUIREMENTS

On December 31, 2023, the Company had net capital of $44,374 which was $37,951 in excess of its required net capital of $6,423 or 6-2/3 of A.I. ($96,343) and the Company's ratio of aggregate indebtedness to net capital was 2.17 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company did not have any litigation during or at year end December 31, 2023

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2023 or during the year then ended.

Private Placement Insurance Products, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS
Pursuant to Rule 15c3-1
As of December 31, 2023

Computation of Net Capital		
Member's equity	$ 117,041	
Total member's equity		$ 117,041
Less: Non-allowable assets		
Prepaid Items	$ 5,784	
Due from related party	66,327	
CRD Deposit	557	
Total non-allowable assets		$ 72,667
Net capital		$ 44,374
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	6,423	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		6,423
Excess net capital		$ 37,951
Aggregate Indebtedness	$ 96,343	
Ratio of aggregate indebtedness to net capital	2.17:1	

See independent auditor's report

Private Placement Insurance Products, LLC has no possession or control obligations under SEC Rule 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Private Placement Insurance Products, LLC has no reserve deposit obligations under SEC Rule 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See independent auditor's report

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Private Placement Insurance Products, LLC
Fargo, North Dakota

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Private Placement Insurance Products, LLC, stated that Private Placement Insurance Products, LLC's, business activities are limited to broker or dealer selling variable life insurance or annuities and private placements of variable life insurance or annuities on a best efforts basis, and that it has not held customer funds or securities and that Private Placement Insurance Products, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Private Placement Insurance Products, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2023, without exception. Private Placement Insurance Products, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Private Placement Insurance Products, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2024

PRIVATE PLACEMENT INSURANCE PRODUCTS, LLC
EXEMPTION REPORT

Private Placement Insurance Products, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

We, as members of the management of (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting firm, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2023. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to the placement of and due diligence for Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) plans.

The Company has maintained compliance with the above throughout the year ended December 31, 2023, without exception.

I, Turner Fixen, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Private Placement Insurance Products, LLC

Turner Fixen
Registered Principal - Compliance
February 21, 2024

2754 Brandt Dr S, Suite 2.
Fargo, ND. 58104
(701) 235-1183

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Members of Private Placement Insurance Products, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Private Placement Insurance Products, LLC for the year ended December 31, 2023, which were agreed to by Private Placement Insurance Products, LLC and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Private Placement Insurance Products, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2023 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Private Placement Insurance Products, LLC's management is responsible for Private Placement Insurance Products, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Private Placement Insurance Products, LLC for the year ended December 31, 2023, to the total revenues in Private Placement Insurance Products, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Private Placement Insurance Products, LLC for the year ended December 31, 2023, to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Private Placement Insurance Products, LLC for the year ended December 31, 2023, and in the related schedules and workpapers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Private Placement Insurance Products, LLC's claim for exclusion from membership in SIPC. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson, CPA

Tarzana, California

February 21, 2024

SIPC-3 2023

Form SIPC-3

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620
Forwarding and Address Correction Requested

8-67284

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 1/5/2023
Authorized Signature/Title Date

Private Placement Insurance Products, LLC
2754 Brandt Drive South, Suite 200
Fargo, ND 58104

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2023

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO HAS EXCLUSION FROM MEMBERSHIP IN THE INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2023 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☐ (ii its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☐ (III) the business of insurance;

(IV) the business of rendering investment advisory services to one or more registered investment

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors.

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return